Exhibit 99.1

NICE Shapes the Workforce of the Future by Creating an Automation ‘Center of
Excellence’ for Higher Education

NICE and Nichols College collaborate to provide hands-on education designed to meet the rapid growth in demand for automation experts

Hoboken, N.J., December 1, 2021 – NICE (Nasdaq: NICE) today announced a collaboration with Nichols College to form a Center for Intelligent Process Automation (CIPA) to jointly expand the next generation of robotic process automation (RPA) developers. Using NICE’s RPA capabilities and training, students at Nichols College, a private institute of higher education in Dudley, Massachusetts, will learn to develop, support and consult on robotic process automation projects.

Despite the rapid growth in demand for RPA, organizations claim that experienced automation developers are still scarce. Through its support of academic projects like CIPA, NICE is helping to shape the future IT workforce with more graduates bringing these much-desired skills to the table.

In addition to promoting the education of the next generation of automation developers and experts, NICE and Nichols College are collaborating to make CIPA a “center of excellence” providing training, research, automation solutions and consultation to the greater educational and business communities. This will both increase career prospects for students and expand the pool of automation experts in a market where they are increasingly in demand. NICE’s alliance with Nichols College also opens the door for student-initiated research projects and curricular opportunities, such as new degree and non-degree programs related to emerging technologies.

Glenn M. Sulmasy, President of Nichols College, said, “We chose NICE for this important initiative following a competitive procurement process to ensure our students are trained on the most cutting-edge technology and that we have a good partner to make this a success. The partnership with NICE catapults Nichols College to the forefront of tech business and leadership education and builds an analytics mindset across the institution. CIPA provides students an unrivaled immersive opportunity in a data science field that is revolutionizing the business landscape, including the opportunity to apply their RPA skills toward solving real problems for neighboring organizations. This is a hallmark of the Nichols experiential education and another example of our commitment to the community.”

Barry Cooper, President, NICE Workforce and Customer Experience Group, stated, “With the establishment of CIPA and the support of NICE, Nichols College ensures its curriculum is attuned to trending technologies and practical job market opportunities. Together, we provide students with increasingly desirable RPA skills, as well as unique hands-on experience while creating more options for organizations to find new developers to meet their automation needs. We are proud to collaborate with Nichols College”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.